SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                          RULE 13A-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2007

                        Commission File Number: 000-49650

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of Announcement No. 8 - 2007 -
Agreement on the acquisition of the shipping company OMI Corporation - issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange on April 17, 2007.


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                                                                       Exhibit 1

ANNOUNCEMENT NO. 8 - 2007

                                                                   17 April 2007

Agreement on the acquisition of the shipping company OMI Corporation

A/S Dampskibsselskabet TORM (TORM) has in cooperation with the shipping company Teekay Shipping Corporation(Teekay) today signed an agreement with the shipping company OMI Corporation (OMI), located in Stamford, Connecticut, and listed on the New York Stock Exchange (web site: www.omicorp.com) to acquire the entire share capital of OMI. The agreement was unanimously approved and recommended by OMI's Board of Directors.

The agreement with OMI was made with a company established for this purpose and with a 50-50% ownership between Teekay and TORM.

The price per share is agreed to USD 29.25 corresponding to a total purchase price of USD 1.8 billion excluding net interest-bearing debt estimated at USD 400 million end 2006.

The company's fleet consists of 47 modern vessels - of which 13 are Suezmax crude oil tankers, 15 MR product tankers, 17 Handysize product tankers incl. 2 newbuildings and 2 LR1 vessels.

When the company is taken over by Teekay/TORM during the coming months, it has been agreed that the Suezmax vessels as well as 8 product tankers will be taken over by Teekay, whereas the remaining 26 product tanker will be taken over by TORM. The agreement is subject to the acceptance from OMI shareholders representing over 50 percent of OMI's outstanding shares, usual reservations and approval by the authorities.

In addition to giving TORM a very modern and uniformed product tanker fleet, the acquisition will ensure TORM's presence in the American market. Furthermore, OMI has a technical organization in India, which still will be at TORM's disposal and thereby ensure the neces-sary continuity for the acquired fleet most of which is chartered out to oil companies on time charter for an average duration of 2 years.

Teekay and TORM will in close cooperation ensure that the acquisition of the company takes place in the best possible way in the interest of the employees and the continued operation of the OMI fleet.

The offer to OMI's shareholders is expected to be circulated on or before 27 April 2007.

TORM's expected pre-tax result for 2007 of USD 780-800 million is not expected to be affected by the acquisition of OMI. However, transaction and restructuring costs are not included.

Contact

Klaus Kjaerulff, CEO, tel.: +45 39 17 92 00, mobile: +45 40 10 81 11.
N. E. Nielsen, Chairman, tel.: +45 72 27 00 00, mobile: +45 25 26 33 43.

This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of OMI Corporation. Aktieselskabet Dampskibsselskabet TORM, Teekay Shipping Corporation and Omaha, Inc. intend to file an offer to purchase and related materials with the Securities and Exchange Commission (the "SEC") in connection with the offer to purchase shares of common stock of OMI Corporation. Once filed, all stockholders of OMI Corporation are strongly advised to read these materials, and the related solicitation/recommendation statement that will be filed by OMI Corporation with the SEC, before any decision is made with respect to the offer, because these documents will contain important information relating to the offer. These documents will be available at no charge on the SEC's website at www.sec.gov and may be obtained for free from the information agent named in the offer materials.

ABOUT TORM

TORM is one of the World's leading carriers of refined oil products and has significant activities in the bulk market. The Company operates more than 100 modern and secure vessels, most of them in pool co-operation with other respected shipping companies, sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business all over the World and is headquartered in Copenhagen, Denmark. TORM's shares are listed in Copenhagen (ticker TORM) as well as on NASDAQ (ticker TRMD). For more information, visit www.torm.com.


SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        A/S STEAMSHIP COMPANY TORM
                                        (registrant)


Dated: April 18, 2007
                                        By:   /s/ Klaus Kjaerulff
                                             -----------------------
                                              Klaus Kjaerulff
                                              Chief Executive Officer







SK 03810 0001 766085